EXHIBIT 12.1

ELECTROGLAS, INC.

STATEMENT OF COMPUTATION OF RATIOS

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges. The following table sets forth the ratio of earnings to fixed charges of the Company for the six months ended June 30, 2004 and each of the years 2003 through 1999.

	Six Months Ended June 30, 2004	2003	2002	2001	2000	1999
FIXED CHARGES
Interest expense	$1,193	$2,346	$1,354	$31	$33	$34
Portion of rental expense deemed to represent interest	167	606	1,666	3,079	3,537	990

Total fixed charges	$1,360	$2,952	$3,020	$3,110	$3,570	$1,024

EARNINGS BEFORE FIXED CHARGES
Earnings (loss) from continuing operations before income tax	$(5,922)	$(60,125)	$(77,772)	$(41,638)	$46,327	$7,434
Fixed charges	1,360	2,952	3,020	3,110	3,570	1,024

Total earnings (loss) before fixed charges	$(4,562)	$(57,173)	$(74,752)	$(38,528)	$49,897	$8,458

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(1)	(1)	(1)	14x	8x

(1)	We would have had to generate additional earnings for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002, and 2001 of $5.9 million, $60.1 million, $77.8 million, $41.6 million, respectively, to achieve a ratio of 1:1.